SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

_________________________

ARI NETWORK SERVICES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

_________________________

Options to Purchase Common Stock of ARI Network Services, Inc.,

Par Value $0.001 Per Share

(Title of Class of Securities)

_________________________

001930205

(CUSIP Number of Class of Securities of Underlying Options to Purchase Common Stock)

_________________________

Brian E. Dearing

Chairman and Chief Executive Officer

11425 West Lake Park Drive, Suite 900

Milwaukee, Wisconsin 53224

(414) 973-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

_________________________

Copy to:

Larry D. Lieberman

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin 53202

(414) 273-3500

CALCULATION OF FILING FEE

_________________________________________________________________________________________________________________________________

Transaction Valuation (1)	Amount of Filing Fee

$670,000	$54.20

_________________________________________________________________________________________________________________________________

(1)   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,101,336 shares of common stock of ARI Network Services, Inc. having an aggregate value of $670,000 will be exchanged and/or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with Rules 0-11(b) and 0-11(a)(4) and Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

/    /

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form or Registration No.:  Not applicable.

Filing party:  Not applicable.

Date filed:  Not applicable.

/    /

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/     /

third party tender offer subject to Rule 14d-1.

/ X /

issuer tender offer subject to Rule 13e-4.

/     /

going-private transaction subject to Rule 13e-3.

/     /

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  /    /

________________________________________________________________________

Item 1. Summary Term Sheet.

The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Option Grants for New Option Grants to be Issued No Sooner than May 20, 2004, dated October 22, 2003 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  Name and Address.

The name of the issuer is ARI Network Services, Inc., a Wisconsin corporation. The address of the Company's principal executive office is 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224 and the telephone number at that address is (414) 973-4300.

(b)  Securities.

The subject class of securities consists of old option grants, outstanding as of October 22, to purchase approximately 1,101,336 shares of ARI common stock, par value $0.001 per share.

The actual number of shares of common stock subject to the new option grants to be issued in exchange for the old option grants pursuant to the offer will depend on the number of shares of common stock subject to the old option grants tendered by eligible employees and directors and accepted for exchange and cancelled by ARI in the offer. The information set forth in the Offer to Exchange under the captions "The Offer-Eligible Employees and Eligible Options; Expiration Date," "The Offer-Acceptance of Eligible Options for Exchange and Issuance of New Options" and "The Offer-Source and Amount of Consideration; Terms of New Options" in incorporated herein by reference.

(c)  Trading Market and Price.

The information set forth in the Offer to Exchange under the caption "The Offer-Price Range of Our Common Stock" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)  Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference. Pursuant to General Instruction C of Schedule TO, the information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)  Material Terms.

The information set forth in the Offer to Exchange under the captions "The Offer-Summary Term Sheet," "The Offer-Eligible Employees and Eligible Options; Expiration Date," "The Offer-Procedures for Tendering Eligible Options Grants," "The Offer-Withdrawal Rights," "The Offer-Acceptance of Eligible Options for Exchange and Issuance of New Options," "The Offer-Source and Amount of Consideration; Terms of the New Options," "The Offer-Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "The Offer-Extension of the Offer; Termination; Amendment" and "The Offer-Material U.S. Federal Income Tax Consequences" is incorporated herein by reference.

(b)  Purchases.

The information set forth in the Offer to Exchange under the caption "The Offer-Interests of Directors and Officers" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)  Agreements Involving the Subject Company's Securities.

The information set forth in the Offer to Exchange under the caption "The Offer-Transactions and Arrangements Concerning the Options and Our Common Shares" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  Purposes.

The information set forth in the Offer to Exchange under the caption "The Offer-Purpose of the Offer" is incorporated herein by reference.

(b)  Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption "The Offer-Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer" are incorporated herein by reference.

(c)  Plans.

The information set forth in the Offer to Exchange under the caption "The Offer-Information Concerning ARI" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.

The information set forth in the Offer to Exchange under the caption "The Offer-Source and Amount of Consideration; Terms of New Options" is incorporated herein by reference.

(b)  Conditions.

Not applicable.

(d)  Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)  Securities Ownership.

The information set forth in the Offer to Exchange under the caption "The Offer-Interests of Directors and Officers" is incorporated herein by reference.

(b)  Securities Transactions.

Not applicable.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)  Financial Information.

The information set forth in the Offer to Exchange under the caption "The Offer-Additional Information" is incorporated herein by reference. ARI's annual and quarterly reports filed with the Securities and Exchange Commission can be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

(b)  Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption "The Offer-Legal Matters; Regulatory Approvals" is incorporated herein by reference.

(b)  Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)(1)  Offer to Exchange Certain Outstanding Option Grants for New Option Grants to be Issued No Sooner than May 20, 2004, dated October 22, 2003.

(a)(2)  Form of Personal Statement of Stock Option Grants.

(a)(3)  Press Release dated October 22, 2003.

(a)(4)  Letter to employees.

(d)(1)  ARI Network Services, Inc. 2000 Stock Option Plan.

(d)(2)  ARI Network Services, Inc. 1993 Director Stock Option Plan, as amended and restated (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1999, and incorporated herein by reference.)

(d)(3)  1991 Stock Option Plan of ARI Network Services, Inc., as amended and restated (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1999, and incorporated herein by reference.)

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  October 22, 2003

ARI NETWORK SERVICES, INC.

/s/ Brian E. Dearing____________________

Brian E. Dearing

Chairman and Chief Executive Officer